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The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1997, amounts have been reclassified to reflect a decrease in undistributed net investment income of $1,142,754, a decrease in accumulated net realized loss on investments of $5,226,655, and a decrease in paid-in capital of $4,083,901, of which $1,044,513 is considered a tax return of capital.